FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

2004 FIRST QUARTER RESULTS

Buenos Aires, May 10, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the first quarter ended March 31, 2004.

*     The Company posted a P$82 million gain in 2004 first quarter net income compared to a P$160 million gain in 2003 first quarter.

The reduction in 2004 quarter net income compared to that recorded in 2003 quarter was mainly attributable to:

*   P$81 million reduction in exploration investments in Block 31, Ecuador. Following the successful effort method implemented by the Company in its oil and gas exploration and production activities, the Company charged to income capitalized investments in this block having a duration of over one year.

*     A P$178 million loss in 2004 quarter attributable to the valuation at market value of the hedging contracts accounted for as non-hedge instruments, in line with the significant increase of 86% in the future curve of crude oil reference prices. In 2003 quarter, such charge amounted to P$52 million.

*   The impact of the different exchange rate evolution in both quarters. The peso appreciation was 11.3% and 2.7% in 2003 and 2004 quarters, respectively. The effect of such appreciation on the net borrowing position accounted for exchange difference gains in the amount of P$55 million in 2004 quarter and P$140 million in 2003 quarter.

*   In 2004 quarter, the assets, liabilities, income and cash flows of Compañía de Inversiones de Energía S.A. (CIESA) were proportionately consolidated on a line by line basis as it falls within the category of companies under joint control.

In 2003 quarter, under accounting standards consistent with the Company’s standards, the value under the equity method would have accounted for a positive value. However, when compared with the recoverable value, such value was negative. Since the Company did not assume commitments to making capital contributions or providing financial assistance to its affiliates, such shareholding was valued at zero value, limiting the recognition of related losses to the pertinent book value. For such reason the Company has not consolidated on a line by line basis the assets, liabilities, income and cash flow of Compañía de Inversiones de Energía S.A. (CIESA)

*     Sales increased to P$1,445 million or 20.1% in 2004 quarter.

*    In 2004 quarter gross profit was P$584 million compared to P$474 million in 2003 quarter. Gross margin was 40.4% and 39.4% in 2004 and 2003 quarters, respectively.

*     Operating income recorded a P$316 million gain in 2004 quarter compared to a P$318   million gain in 2003 quarter.

*      In 2004 quarter, the Company’s Shareholders’ Equity increased 1.7%.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

FIRST QUARTER 2004 RESULTS

Net Sales

*   In 2004 quarter net sales increased P$242 million or 20.1% to P$1,445 million. The 2004 quarter includes P$123 million and P$127 million attributable to our interest in CIESA and Distrilec, respectively. The 2003 quarter includes P$110 million attributable to the proportional consolidation of Distrilec.

Excluding net sales of affiliates under joint control, 2004 quarter net sales rose P$106 million or 9.7% to P$1,199 million. The Oil and Gas Exploration and Production business segment recorded the highest net sales increase with an P$80 million improvement to P$780 million in 2004 quarter, boosted by a 12.4% increase in sales volumes of oil equivalent, thus reflecting that the effects derived from the National Oil Strike that took place early in 2003 in Venezuela were definitively overcome. In addition, net sales for the Refining business segment increased P$65 million to P$375 million in 2004 quarter mainly due to the 17% sales volumes average increase.

Intersegment sales rose P$135 million to P$413 in 2004 quarter reflecting the growing integration of the company’s businesses.

Gross Profit

*    Gross profit increased P$110 million or 23.2% to P$584 million in 2004 quarter. The 2004 quarter includes P$66 million and P$20 million attributable to our interest in CIESA and Distrilec, respectively. The 2003 quarter includes P$17 million attributable to our interest in Distrilec.

Excluding gross profit for affiliates under joint control, gross profit in 2004 quarter rose P$41 million or 9% to P$498 million mainly due to the crude oil volumes increase. In such respect, gross profit for the Oil and Gas Exploration and Production business segment rose P$37 million to P$408 million in 2004 quarter.

Administrative and Selling Expenses

*    Administrative and selling expenses rose P$58 million or 43.6% to P$191 million in 2004 quarter. The 2004 quarter includes P$7 million and P$17 million attributable to our interest in CIESA and Distrilec, respectively. The 2003 quarter includes P$18 million attributable to our interest in Distrilec.

Excluding administrative and selling expenses of affiliates under joint control, administrative and selling expenses increased P$53 million or 46.1% to P$168 million. Such rise was mainly due to expenses related to compliance with the ship or pay contract with OCP in Ecuador.

Exploration Expenses

*  Exploration expenses totaled P$81 million in 2004 quarter and P$13 million in 2003 quarter. Following the successful effort method implemented by the Company in its oil and gas exploration and production activities, in 2004 quarter the Company charged to income investments in Block 31 exploratory wells having a duration of over one year.

Other Operating Results

*   Other operating results accounted for a P$4 million gain in 2004 quarter compared to a P$10 million loss in 2003 quarter. Other operating results in 2004 quarter include a P$4 million loss attributable to our interest in Distrilec, but no significant results were recorded in CIESA. Distrilec did not record other operating results in 2003 quarter.

Excluding other operating expenses of affiliates under joint control, other operating results accounted for a P$9 million gain in 2004 quarter and a P$10 million loss in 2003 quarter.

Operating Income

*   Operating income for 2004 quarter decreased P$2 millions or 0.6% to P$316 million. The 2004 quarter includes a P$59 million gain and a P$1 million loss attributable to our interest in CIESA and Distrilec, respectively. In 2003 quarter, operating income includes a P$1 million loss attributable to our interest in Distrilec.

Excluding operating income of affiliates under joint control, operating income declined P$61 million or 19.1% to P$258 million, mainly due to exploration charges attributable to operations in Ecuador and the increase in selling and administrative expenses.

Equity in Earnings of Affiliates

Financial income (expense) and holding gains (losses)

*   Financial income (expense) and holding gains (losses) accounted for a P$258 million loss, recording a P$249 million increase in 2004 quarter. The 2004 quarter includes a P$2 million loss attributable to our interest in CIESA, with no significant results in Distrilec. The 2003 quarter includes a P$33 million gain attributable to our interest in Distrilec.

Excluding financial income (expense) and holding gains (losses) of affiliates under joint control, the increase amounted to P$214 million. Such increase mainly derived from:

-    The 86% increase in the future curve of crude oil prices, which resulted in losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting in the amount of P$178 million and P$52 million in 2004 and 2003 quarters, respectively.

-   The different evolution of the exchange rate in both quarters: 2.7% and 11.3% appreciation in 2004 and 2003, respectively, which given the net borrowing position in US dollars resulted in exchange difference gains of P$15 million and P$106 million, respectively.

-      Inflation evolution during 2003 first quarter accounted for a P$35 million gain in 2003 period. Adjustment for inflation was discontinued as from March 1, 2003.

Such effects were partially offset by a P$12 million reduction in net interest expense from P$116 million in the 2003 quarter to P$104 million in 2004 quarter, derived from the peso appreciation compared to the 2003 period and the 3% reduction of average dollar-denominated indebtedness.

Other Income (Expense), net

*    Other income (expense), net accounted for a P$7 million gain in 2004 quarter compared to a P$54 million loss in 2003 quarter. The 2004 quarter includes a P$18 million gain attributable to our interest in Distrilec, with no significant results in CIESA. The 2003 quarter did not record significant results attributable to our interest in Distrilec.

Excluding other income (expense), net of affiliates under joint control, other income (expense), net totaled P$11 million and P$54 million losses in 2004 and 2003 quarters, respectively.

Other income (expense) for 2004 quarter mainly includes charges attributable to the closing of the forestry business sale transaction.

Other income (expense) for 2003 quarter mainly includes:

-    A P$50 million allowance for operations in Ecuador related to the Ship or Pay contract with OCP.

-    A P$27 million loss as a result of the sale of the Catriel Oeste area.

-    A P$34 million gain from refinancing of banking debts.

Balance Sheet

The Consolidated General Balance Sheet as of March 31, 2004 includes the following amounts attributable to Affiliates under Joint Control:

-     P$3,470 million for Property, Plant and Equipment.

-     P$2,088 million for Short-Term Debt.

-     P$113 million for Long-Term Debt.

Statement of Cash Flows

(Consolidated Information) (in millions of pesos)	(Three-Month Period) IQ04	IQ03
Cash provided by operations		
Net Income	82	160
Adjustments to Net Income		
Equity in Earnings of Affiliates	(37)	(12)
Ecuadorian Operations Charges	0	50
Net Financial Results	(57)	(283)
Dividends collected	13	5
Depreciation of Fixed Assets & Other Assets	260	213
Impairments	0	27
Other	46	(33)
Exploratory Investments	80	10
Changes in assets and liabilities	122	152
Income Tax	(22)	95
Accrued Interests	50	132
Interest Paid	(52)	(181)
Subtotal	485	335
Derivatives anticipated proceeds	(206)	(80)
Net cash provided by operations	279	255
Cash provided by (used in) Investing Activities		
Acquisition of property, plant & equipment	(150)	(186)
Contributions in noncurrent investments	4	(100)
Net Cash (used in) provided by Investing Activities	(146)	(286)
Cash provided by (used in) Financing Activities		
Loans	16	(21)
Net Cash Provided by Financing Activities	16	(21)
Inflation & Devaluation Effect	(5)	(81)
Variation in Cash	144	(133)
Cash at beginning	927	725
Cash at end	1,071	592

In the Statement of Cash Flows as of December 31, 2003, the 2003 quarter includes the following amounts attributable to Affiliates under Joint Control:

-     P$47 million for depreciation

-     P$19 million for acquisition of property, plant and equipment

-     P$449 million for cash at closing

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   Net sales for 2004 quarter rose to P$780 million or 11.4% mainly as a consequence of increased oil sales volumes.

Combined oil and gas daily sales volumes increased to 160.9 thousand boe or 12.4% in 2004 quarter. The 2003 quarter was affected by the National Oil Strike in Venezuela. At the conclusion of the national strike, the situation was gradually reversed and finally overcome. Oil sales volumes increased to 115.2 thousand barrels per day or 18% in 2004 quarter mainly due to the beforementioned effect of the production in Venezuela. Gas sales volumes were similar in both quarters amounting to 274.5 million cubic feet per day in 2004 quarter.

During 2004 quarter, the oil average price, including the effects of hedging transactions and taxes on exports, decreased to P$69 per barrel or 5.5%. The reduction in the average sales price in 2004 quarter was mainly attributable to:

-   The effect of the strike in Venezuela at the beginning of 2003 which resulted in increased prices in the second round Oritupano-Leona area, due to accrual of the Capital Fee (reimbursement of investments made), which is independent of the volumes delivered.

-     The 8.5% peso appreciation against the U.S. dollar which was partially offset by a 3.5% increase in international oil prices (WTI).

The crude oil price hedging policy accounted for a P$28 million opportunity cost in 2003 quarter. Since no derivative instruments qualified for hedge accounting in 2004 quarter, no results were recorded in such respect.

Taxes on crude oil exports in Argentina accounted for P$3 million and P$16 million lower revenues in 2004 and 2003 quarters, respectively. Such reduction results from increased sales in the local market in 2004 quarter.

*    In Argentina, sales increased to P$418 million or 4.5% in 2004 quarter mainly due to the following:

 -    The sales price per barrel of oil increased to P$85.2 or 7.8% in 2004 quarter mainly as a consequence of the effect derived from changes in the hedging policy, reduced taxes on exports and increased crude oil international prices. Such effects were mitigated by the peso appreciation.

-    The 3.5% drop in sales volumes of oil equivalent to 83.6 thousand barrels in 2004 quarter as a result of the field natural decline. Crude oil sales volumes decreased to 49.8 thousand barrels per day or 3.7% in 2004 quarter. Gas daily sales volumes decreased to 202.6 million cubic feet or 3.4% in 2004 quarter.

Combined oil and gas sales outside of Argentina increased to P$362 million or 20.3% in 2004 quarter. Oil and gas sales volumes increased to 77.4 thousand barrels of oil equivalent per day or 36.7% in 2004 quarter. Crude oil average sale price per barrel in 2004 quarter decreased to P$56.6 or 14.4% mainly due to the high prices recorded in Venezuela during 2003 quarter as a consequence of the effects of the strike mentioned above, the peso appreciation which was partially offset by the WTI price increase, and the fact that no results were recorded as a consequence of hedging.

In Venezuela, oil and gas sales in 2004 quarter increased to P$189 million or 36%. Crude oil average price per barrel decreased to P$43.7 or 12.6% in 2004 quarter. Such price drop results from the strike in Venezuela in 2003 which derives in increased prices in the second round service agreements due to accrual of the Capital Fee which is independent of the volume delivered.

Daily sales volumes of oil equivalent in 2004 quarter increased to 51.2 thousand barrels or 54.2 % as a result of the strike in 2003 quarter which affected the production in the eastern area and temporarily stopped operations at the Oritupano-Leona, Acema and Mata oil fields.

In Ecuador, sales in 2004 quarter increased to P$47 million or 86.9%. The approval of the Development Plan for Block 18 was effected during 2002 first quarter. As from such date, the Company started drilling activities, especially at Palo Azul field. Daily crude oil sales volumes in 2004 quarter, net of the Government`s interest, rose to 5.7 thousand barrels per day or 119% at a price of P$90.32 per barrel.

*    Gross profit for 2004 quarter increased to P$408 million or 10% mainly due to an increase in sales volumes. Gross margin on sales decreased to 52.3% in 2004 quarter from 53% in 2003 quarter.

*   Administrative and selling expenses in 2004 quarter totaled P$93 million accounting for a P$47 million increase compared to 2003 quarter. Such improvement results from the rise in selling expenses on account of the start of operations of OCP in Ecuador.

*   Exploration expenses totaled P$81 million in 2004 quarter and P$13 million in 2003 quarter. Following the successful effort method implemented by the Company in its oil and gas exploration and production activities, in 2004 quarter the Company charged to income investments in Block 31 exploratory wells having a duration of over one year.

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative instruments that do not qualify for hedge accounting are recognized in the Income Statement under “Financial Income (Expense) and Holding Gains (Losses)”. In 2004 and 2003 quarters, the Company recognized for crude oil derivative financial instruments that do not qualify for hedge accounting P$178 million and P$52 million losses, respectively.

As of March 31, 2004, the Company maintains the following structure of oil hedge agreements, which are accounted for as non-hedge instruments:

      Expected Maturity

(1)

The transactions included herein are swap options exercised by the counterparties.

(2)

The transactions included herein are sold swap options.

Refining

*   As from this fiscal year, allocation of product sales among business units was subject to a series of changes. As a result, the Refining business segment commercializes oil brokerage service operations, previously commercialized by the Hydrocarbon Marketing and Transportation business unit. Such operations accounted for P$19 million sales revenues in 2004 quarter with a P$1 million contribution margin.

*    Operating income for the Refining business segment declined P$9 million from P$7 million in 2003 quarter, accounting for a P$2 million loss in 2004 quarter, mainly attributable to a reduction in the business contribution margins.

*   Gross profit dropped P$9 million or 41% to P$13 million in 2004 quarter, due to a reduction in contribution margins partially offset by increased sales volumes. Consequently, gross margin decreased to 4% in 2004 quarter from 7% in 2003 quarter.

The 2004 quarter reduced margins were attributable to the combined effect of lower sales prices that shrank an average of 4% and to the 3% increase in crude oil average cost to P$92.5 per barrel in 2004 quarter from P$89.7 per barrel in 2003 quarter.

*   Net sales of refinery products increased P$65 million or 21% to P$375 million in 2004 quarter due to the combined effect of increased sales volumes and reduced prices. Net sales for 2004 quarter include P$19 million attributable to crude oil trading and brokerage operations.

In 2004 quarter, in line with the strategy designed to maximize the business’s global contribution, crude oil refining was prioritized, thus significantly increasing operating integration with the Oil and Gas Exploration and Production business segment. As a result, crude oil volumes processed increased to 35,500 bbl/d or 26% in 2004 quarter.

Total sales volumes increased 17% in 2004 quarter. With a view to optimizing marketing margins, changes were made in the mix of products sold and distribution channels. In such respect, domestic sales increased 29%, mainly due to diesel oil and gasoline sales to other oil companies while exports recorded a 5% decrease compared to 2003 quarter.

Total diesel oil sales volumes increased 16% to 214 thousand cubic meters, with a 23% increase in the domestic market, partially offset by a 22% drop in exports, especially to Paraguay. The diesel oil domestic market increased 6.9% in 2004 quarter compared to the same period of previous year, boosted by a higher demand from the farming sector. Sales volumes increased 3.2%, with a 4.2% market share.

Total gasoline sales volumes rose 94%, with a 600% increase in exports and a 64% increase in the domestic market. Except for sales among oil companies, the domestic market did not show any changes; however, the company’s sales volume increased 24% with a market share amounting to 3.7%.

Asphalts sales volumes increased 93% and the market share rose to 38% in 2004 quarter from 24% in 2003 quarter. Domestic market sales climbed 82% mainly due to the upturn of the road asphalt market. In addition, exports recorded a 121% average growth, especially to Bolivia.

As regards the other products, aromatics and paraffins sales volumes also increased 21% and 19%, respectively, mainly as a result of increased exports to bordering countries and the United States. Conversely, heavy products sales volumes fell 6%, due to the 30% drop in exports on account of reduced fuel oil sales to the United States, offset by a 120% increase in domestic sales.

In 2004 quarter, sales average prices dropped 4%, 24%, 15%, 8% and 5% for diesel oil, asphalt, paraffins, gasoline and heavy products, respectively, mainly due to the impact of the peso appreciation.

*   Administrative and selling expenses increased to P$15 million in 2004 quarter from P$13 million in 2003 quarter, mainly as a consequence of higher selling expenses boosted by the gas station network expansion. Ratio on sales amounted to 4% in 2004 quarter and 4.2% in 2003 quarter.

Petrochemicals

*    Operating income for the Petrochemical business segment increased P$7 million or 16% to  P$52 million in 2004 quarter.

*    Gross profit rose P$12 million or 11.1% to P$80 million in 2004 quarter. Gross margin on sales increased to 25.4% in 2004 quarter from 23.5% in 2003 quarter.      As regards the styrenics business in Argentina, the increase in gross margin from 24.7% in 2003 quarter to 25.5% in 2004 quarter was mainly attributable to a price improvement.  Regarding operations in Brazil, gross margin increased to 23% in 2004 quarter from 18% in 2003 quarter due to the combined effect of a sales price improvement and, to a lesser extent, a reduction in raw material costs and operating costs.

*    In Argentina, styrenics sales did not record significant changes. In 2004 quarter, average sales prices were in line with dollar-denominated international prices which were higher than those recorded in 2003. In spite of that, the impact on sales was mitigated by the peso appreciation.

In 2004 quarter, sales volumes totaled 46 thousand tons, in line with volumes recorded in 2003 quarter.

Reflecting the Argentine market’s recovery, the sales mix changed, with a strong positioning in the domestic market to the detriment of exports. Styrene and polystyrene domestic sales grew 19% and 6%, respectively, while exports dropped 21% and 22%, respectively. Domestic volumes of synthetic rubber increased an average of 56%, due to an increased demand for products in the domestic market derived from import substitution of manufactured products and increased exports of pneumatics..

In Brazil, Innova sales were similar in both quarters. Innova sales prices in 2004 quarter rose 3%, in line with international prices which increased 6% in dollars compared to 2003 quarter, partially offset by the peso appreciation.

Fertilizer sales in 2004 quarter increased 19% to P$51 million mainly due to a 10% price increase and a 9% sales volume increase. This improvement reflects the strong recovery of the farming industry which boosted the use of more fertilizers and the commercial restructuring which allowed for the expansion the sales area.

Sales prices were in line with international prices which were higher than in 2003 quarter. In addition, there is a greater incidence of resale products with prices higher than those of the Company`s own manufactured products.

*   Administrative and selling expenses increased to P$29 million in 2004 quarter from P$27 million in 2003 quarter mainly as a result of higher selling expenses incurred by Innova. The ratio of administrative and selling expenses to sales accounted for 9.2% and 8.8% in 2004 and 2003 quarters, respectively.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation with CIESA’s proportional consolidation is as follows:

*  As from the first quarter of 2004, allocation of product sales among business units was subject to a series of changes. As a result, the Hydrocarbon Marketing and Transportation business unit sells the gas produced in Argentina by the Company and the liquids obtained from gas processing, which products are transferred from the Oil and Gas Exploration and Production business segment on an arm length’s basis. In addition, the business segment’s operations include gas and LPG brokerage services while as from this fiscal year oil brokerage operations are commercialized by the Refining business segment.

Excluding CIESA’s proportional consolidation, sales revenues significantly increased to P$85 million in 2004 quarter from P$9 million in 2003 quarter, due to the marketing changes mentioned above.

In 2004 quarter, sales revenues for the gas and liquids produced by the Company account for P$36 million and P$48 million, respectively. Sales volumes of gas produced by the Company in Argentina total 215.2 million cubic feet per day and liquids sales volumes total 62.7 thousand tons.

Brokerage services accounted for P$1 million and P$9 millions income for 2004 quarter and 2003 quarter respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation with Distrilec’s proportional consolidation is as follows:

*     Net sales of electricity generation increased to P$51 million or 16% in 2004 quarter.

Net sales attributable to Genelba Power Plant in 2004 quarter increased to P$42 million or 17%, due to the increase in energy delivered to the wholesale electric market in answer to the increased demand and a higher demand from thermal plants on account of the lower water flow contribution in the different basins during 2004 quarter, and due to the effects of the high water supply recorded in 2003 quarter which resulted in lower energy deliveries by the Power Plant during such period. Consequently, energy delivered increased to 1,289 GWh or 18% from 1,091 GWh in 2003 quarter, as a result of an increase in the plant factor from 71.5% in 2003 quarter to 92.3% in 2004 quarter. In March 2004 scheduled major maintenance works started according to manufacturer’s specifications, which fact had an impact on the Power Plant’s availability factor which fell to 93.3% or 6.2% in 2004 quarter from 99.5% in 2003 quarter. The average price of energy and power delivered was similar in both periods, averaging P$32.5 per MWh in 2004 quarter.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased to P$9 million or 28.6% in 2004 period due to the increase in sales average prices which allowed to reverse the negative effects of a reduction in generation volumes. The price increased to P$39.2 or 28% per MWh. Energy delivered decreased to 219 GWh or 9% in 2004 quarter from 241 GWh in 2003 quarter, as a consequence of decreased water supply levels recorded in 2004 quarter compared to water flows recorded in 2003 quarter which were 20% higher than historic average values.

*   Gross profit from the generation business decreased to P$1 million in 2004 quarter from P$12 million in the previous quarter, mainly boosted by the impact of higher costs derived from the Power Plant’s shutdown on account of scheduled major maintenance works.

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Petrobras Energía Participaciones S.A. is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/10/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney